UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 14, 2018
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: A press release dated March 14, 2018, regarding forward looking statements.

Istanbul, March 14, 2018

Announcement Regarding Forward Looking Statements

This announcement is made in accordance with the Capital Markets Board’s II-15.1 communiqué on material events disclosure with regards to the public disclosure of forward looking statements.

On February 15, 2018, our Company announced its revenue growth target of 13%-15%, EBITDA margin target of 33%-35% and operational capex (excluding license fees) over sales ratio target of 18%-19% for 2018. Our Company revised its guidance for 2018 and expects revenue growth of 14%-16%, EBITDA margin of 37%-40% and operational capex (excluding license fees) over sales ratio of 18%-19% for 2018.

As our medium term guidance for the next 3-year period between 2018-2020, we expect revenue CAGR* of 14%-16%, EBITDA margin of 37%-40% and operational capex (excluding license fees) over sales of around 16%-18%.

2018 and 2018-2020 guidance figures reflect the expected impacts of IFRS 9, IFRS 15 and IFRS 16 which we started to implement as of January 1, 2018. A positive 4-5 percentage point impact is reflected in EBITDA margin guidance.

Please find a link to our presentation, which includes our guidance and expectations as presented to the analyst and investor community today on our website at https://www.turkcell.com.tr/en/aboutus/investor-relations/presentations.

*CAGR is compound annual growth rate that is calculated between 2017 and 2020.
Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. For a discussion of certain risk factors and challenges that may affect the outcome of such forward looking statement, please visit our Investor Relations website and consult the financial and other reports available on such website, as well as the financial and other reports available on the websites of the regulators of the stock exchanges on which our shares are listed. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 14, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 14, 2018	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President